REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1.	Name and address of eligible institutional investor:

Global Resource Investments, Ltd. 7770 El Camino Real Carlsbad, California 92009

Terra Resource Investment Management, Inc. 7770 El Camino Real Carlsbad, California 92009

(collectively, the “Offeror”)

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is the initial report filed by the Offeror under Part 4 of NI 62-103 in respect of Eurasian Minerals Inc. (the “Issuer”).

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at February 28, 2011, the Offeror on behalf of accounts fully managed by it, together with joint actors, exercise control or direction over 6,734,551 common shares (the “ Common Shares”) and 506,866 warrants (the “Warrants”) of the Issuer. See Item 4. Based on the number of currently issued and outstanding common shares (as reported by the Issuer), and assuming the exercise of the Warrants, the Offeror together with joint actors exercise control or direction over 15.8% of the issued and outstanding common shares.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not own any Common Shares or other securities of the Issuer. Of the Common Shares and Warrants referred to above, a total of 129,766 Common Shares and 12,166 Warrants are beneficially owned by certain senior executives of the Offeror. The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be the entities referred to in Item 7 below.

(b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over 6,604,785 Common Shares and 494,700 Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.	The names of any joint actors in connection with the disclosure required by this report:

In addition to the joint actors referred to in Item 4(a) above, the Common Shares and Warrants are held by the Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Global Resource Investments Ltd., and certain Global Managed Accounts and Terra Managed Accounts.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.	A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of March, 2011.

Global Resource Investments, Ltd.

By: “Kirstin McTaggart”
       Kirstin McTaggart
       Authorized Signatory

Terra Resource Investment Management, Inc.

By: “Kirstin McTaggart”
       Kirstin McTaggart
       Authorized Signatory